UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hydrogenics Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

448883207

(CUSIP Number)

CommScope, Inc.

1100 CommScope Place, SE

Hickory, North Carolina 28602

(800) 324-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope Holding Company, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,686,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,686,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,686,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,686,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 448883207

1.	Names of Reporting Persons CommScope, Inc. of North Carolina
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,686,906
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,686,906
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,686,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7%
14.	Type of Reporting Person (See Instructions) CO

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 17, 2010, as amended on October 1, 2010, April 4, 2011 and July 1, 2011 (as amended through the date hereof, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. The Schedule 13D is filed by CommScope Holding Company, Inc. (“Holding”), CommScope Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Holding, and CommScope, Inc. of North Carolina, a North Carolina corporation and a wholly-owned subsidiary of Parent (“CommScope NC” and together with Holding and Parent, the “Reporting Persons”).

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”) of Hydrogenics Corporation, a corporation existing under the laws of Canada (“Hydrogenics”). The address of Hydrogenics’ principal executive office is 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6.

Item 4.	Purpose of Transaction

The Reporting Persons’ intention generally is to explore means to realize favorable returns upon their investment in the Common Stock and therefore the Reporting Persons may from time to time seek, evaluate or respond to offers to sell or otherwise dispose of Common Stock beneficially owned by them, either through open market or privately negotiated transactions, depending upon price, market conditions, the availability of alternative investments, the Reporting Persons’ need for funds or other factors.

Item 5.	Interest in Securities of the Issuer

The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based upon 10,088,697 shares of Common Stock outstanding as of May 16, 2014, as reported in Hydrogenics’ prospectus supplement to its Form F-10, filed with the SEC on May 14, 2014.

1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMSCOPE HOLDING COMPANY, INC.

5/16/14
Date

/s/ Frank B. Wyatt II
Signature

Frank B. Wyatt II Senior Vice President
Name/Title

COMMSCOPE, INC.

5/16/14
Date

/s/ Frank B. Wyatt II
Signature

Frank B. Wyatt II Senior Vice President
Name/Title

COMMSCOPE, INC. OF NORTH CAROLINA

5/16/14
Date

/s/ Frank B. Wyatt II
Signature

Frank B. Wyatt II Senior Vice President
Name/Title

2